Exhibit 99.55

CannTrust Holdings Inc.

Consolidated Financial Statements

December 31, 2017 and December 31, 2016

(Expressed in Canadian dollars)

RSM Canada LLP

11 King St W

Suite 700, Box 27

Toronto, ON M5H 4C7

T +1416 480 0160

F +1 416 480 2646

www.rsmcanada.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of CannTrust Holdings Inc.

We have audited the accompanying consolidated financial statements of CannTrust Holdings Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016 and the consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders' equity and cash flows for the years then ended and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

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Opinion

In our opinion these consolidated financial statements present fairly, in all material respects, the financial position of CannTrust Holdings Inc. as at December 31, 2017 and December 31, 2016, and its financial performance and its cash flows for the years ended December 31, 2017 and December 31, 2016 in accordance with International Financial Reporting Standards.

Chartered Professional Accountants

Licensed Public Accountants

March 29, 2018

Toronto, Ontario

CannTrust Holdings Inc.

Consolidated Statements of Financial Position

As at December 31

(in Canadian dollars)

	2017	2016
Assets

Current
Cash	$17,961,043	$4,895,145
Short term investments (Note 6)	201,538	-
Harmonized sales tax recoverable	2,636,710	96,992
Inventory (Note 7)	10,959,022	3,674,635
Biological assets (Note 7)	9,843,690	2,320,093
Accounts receivable	160,383	140,015
Prepaids	2,465,506	497,975
Total current assets	44,227,892	11,624,855

Investment (Note 15)	156,073	19,313
Restricted cash (Note 6)	100,765	25,000
Property and equipment (Note 8)	33,963,685	5,209,440

Total Assets	78,448,415	16,878,608

Liabilities

Current
Accounts payable and accrued liabilities	6,579,997	2,570,965
Current portion of promissory note (Note 5)	200,000	-
Convertible debt due on demand (Note 9)	-	1,000,000
Total current liabilities	6,779,997	3,570,965

Promissory note (Note 5)	800,000	-
Convertible debt (Note 9)	-	1,463,947
Derivative liability (Note 9)	-	1,375,447
Total Liabilities	7,579,997	6,410,359

Shareholders' Equity
Share capital (Note 10)	104,824,215	53,916,169
Share-based payment reserve (Note 11)	2,272,302	-
Warrants reserve (Note 12)	3,361,789	3,027,398
Deficit	(39,589,888)	(46,475,318)
Total Shareholders' Equity	70,868,418	10,468,249
Total Liabilities and Shareholders' Equity	$78,448,415	$16,878,608

Nature of Operations (Note 1)

Basis of Presentation (Note 2)

Commitments (Note 13)

Subsequent Events (Note 20)

The accompanying notes are an integral part of the consolidated financial statements.

(signed) “Eric Paul”	Director	(signed) “Mark Litwin”	Director

3

CannTrust Holdings Inc.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

For the Years Ended December 31

(in Canadian dollars)

	2017	2016

Revenue	$20,697,764	$4,382,088

Cost of goods sold	9,017,787	2,499,851
Amortization expensed to cost of sales (Note 8)	1,252,985	854,142
Gross profit, before the unrealized gain on changes in fair value of biological assets	10,426,992	1,028,095
Fair value changes in biological assets included in inventory sold	11,302,969	4,339,530
Unrealized gain on changes in fair value of biological assets (Note 7)	(24,856,050)	(6,838,140)
Gross profit	23,980,073	3,526,705

Expenses
Amortization (Note 8)	964,396	379,750
General and administrative	1,610,312	756,999
Loss on disposal of property and equipment (Note 8)	-	32,816
Loss on Equity Accounted Investment (Note 15)	147,056	147,442
Management fees (Note 14)	378,674	590,000
Marketing and promotion	198,858	329,866
Professional fees	1,136,488	355,768
Rent and facilities	511,334	83,870
Salaries and benefits	3,853,314	1,589,308
Selling and shipping costs	3,803,056	745,831
Share based compensation (Note 11)	2,310,678	72,000
Expenses before Financing Activities and Transaction Costs	14,914,166	5,083,650
Income (Loss) from Operations before
Financing Activities and Transaction Costs	9,065,907	(1,556,945)

Interest expense	(260,203)	(473,961)
Accretion expense (Note 9)	(233,716)	(276,413)
Distributions on preference shares	-	(1,355,022)
Transaction costs (Note 5)	(204,282)	(396,377)
Other income	143,060	-
(Loss) Gain on revaluation of derivative liability (Note 9)	(1,625,336)	245,657
Loss on revaluation of redeemable shares (Note 19)	-	(9,806,882)
Net Income (Loss) and Comprehensive Income (Loss)	$6,885,430	$(13,619,943)

Net Income (Loss) and Comprehensive Income (Loss) Attributable to:
Equity shareholders of the Company	$6,885,430	$(12,815,159)
Non-controlling interest	-	(804,784)
	$6,885,430	$(13,619,943)

Weighted average number of common shares - basic	76,876,971	42,597,871
Weighted average number of common shares - diluted	80,526,105	42,597,871

Earnings (loss) per share - basic and diluted (Note 10)	$0.09	$(0.32)

The accompanying notes are an integral part of the consolidated financial statements.

4

CannTrust Holdings Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31

(in Canadian dollars)

	Share Capital
	Number of	Amount -	Share-based			Equity before Non-	Non-Controlling
	common shares	Common shares	payment reserve	Warrants	Deficit	Controlling Interest	Interest	Total
Balance, December 31, 2015	29,595,848	$6,684,903	$-	$1,949,501	$(18,041,464)	$(9,407,060)	$(405,580)	$(9,812,640)
February 2016 Pre-emptive Rights Issuance (Note 10)	35,646	32,081	-	-	-	32,081	-	32,081
February 2016 warrants issued with convertible debt	-	-	-	15,922	-	15,922	-	15,922
February 2016 Share issuance to Employees (Note 10)	50,000	45,000	-	-	-	45,000	-	45,000
August 2016 Share issuance as partial consideration for Bridge Financing (Note 10)	200,000	180,000	-	-	-	180,000	-	180,000
September 2016 Share issuance as partial consideration for Bridge Financing (Note 10)	200,000	180,000	-	-	-	180,000	-	180,000
September 2016 Share issuance to Employee (Note 10)	30,000	27,000	-	-	-	27,000	-	27,000
October 2016 Shares issued in exchange for Class A Preferred Shares of CannTrust Inc. (Note 10)	9,039,317	8,135,386	-	-	(8,262,438)	(127,052)	-	(127,052)
Net loss and comprehensive loss before non-controlling interest settlement	-	-	-	-	(11,516,088)	(11,516,088)	(804,784)	(12,320,872)
November 2016 Shares issued to non-controlling interest of CannTrust Inc. in exchange for Shares of CannTrust Holdings Inc. (Note 10)	2,759,909	2,483,918	-	-	(3,694,282)	(1,210,364)	1,210,364	-

December 2016 Private Placement (Note 10)	3,416,208	4,441,070	-	-	-	4,441,070	-	4,441,070
December 2016 Share issuance in lieu of services (Note 10)	403,846	525,000	-	-	-	525,000	-	525,000
December 2016 Share issuance in consideration of surrender of Put Option and reclassification of Redeemable Shares (Note 10)	22,265,145	31,420,729	-	1,061,975	(3,661,975)	28,820,729	-	28,820,729
Share issuance costs	-	(238,918)	-	-	-	(238,918)	-	(238,918)
Net loss and comprehensive loss after non-controlling interest settlement	-	-	-	-	(1,299,071)	(1,299,071)		(1,299,071)

Balance, December 31, 2016	67,995,919	$53,916,169	$-	$3,027,398	$(46,475,318)	$10,468,249	$-	$10,468,249
February 2017 Private Placement (Note 12)	510,000	1,020,000	-	25,168,200	-	26,188,200	-	26,188,200
February 2017 Warrants issued as partial consideration for Private Placement (Note 12)	-	-	-	499,169	-	499,169	-	499,169
Warrant issuance costs (Note 12)	-	-	-	(2,068,245)		(2,068,245)	-	(2,068,245)
March 2017 Share issuance on exercise of convertible debt (Note 9 and 10)	644,264	877,497	-	-	-	877,497	-	877,497
March 2017 Exercise of warrants (Note 10 and 12)	1,000,000	1,845,919	-	(545,919)	-	1,300,000	-	1,300,000
March 2017 Share issuance on exercise of convertible debt due on demand (Note 9 and 10)	1,068,161	1,068,161	-	-	-	1,068,161	-	1,068,161
March 2017 Share issuance as partial consideration for Warrant Financing (Note 10)	75,000	150,000	-	-	-	150,000	-	150,000
April 2017 Share issuance in lieu of services (Note 10)	100,000	200,000	-	-	-	200,000	-	200,000
August 2017 Share issuance on automatic conversion of convertible debt (Note 9 and 10)	2,885,354	4,062,606	-	-	-	4,062,606	-	4,062,606
August 2017 Share issuance on automatic conversion of Special Warrants (Note 10 and 12)	12,584,100	23,099,955	-	(23,099,955)	-	-	-	-
September 2017 Exercise of warrants (Note 10 and 12)	4,963	9,716	-	(4,257)	-	5,459	-	5,459
November 27, 2017 Exercise of stock options (Note 10 and 11)	25,000	88,376	(38,376)	-	-	50,000	-	50,000
November 30, 2017 Private Placement (Note 10)	4,000,000	18,447,465	-	-	-	18,447,465	-	18,447,465
November 2017 Warrants issued as partial consideration for Private Placement (Note 12)	-	-	-	396,741	-	396,741	-	396,741
Exercise of broker warrants (Note 10 and 12)	13,504	38,351	-	(11,343)	-	27,008	-	27,008
Share-based compensation (Note 11)	-	-	2,310,678	-	-	2,310,678	-	2,310,678
Net income and comprehensive income	-	-	-	-	6,885,430	6,885,430	-	6,885,430
Balance, December 31, 2017	90,906,265	$104,824,215	$2,272,302	$3,361,789	$(39,589,888)	$70,868,418	$-	$70,868,418

The accompanying notes are an integral part of the consolidated financial statements.

5

CannTrust Holdings Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31

(in Canadian dollars)

	2017	2016

Operating Activities
Net income (loss)	$6,885,430	$(13,619,943)
Items not effecting cash
Amortization (Note 8)	2,217,381	1,233,892
Accretion expense	233,716	276,413
Biological assets expensed to cost of sales	11,302,969	4,339,530
Unrealized gain on changes in fair value of biological assets	(24,856,050)	(6,838,140)
Loss on disposal of property and equipment	-	32,816
Loss on Equity Accounted Investment	147,056	147,442
Loss (gain) on revaluation of derivative liability	1,625,336	(245,657)
Loss on revaluation of redeemable shares	-	9,806,882
Non-cash transaction costs for convertible debt	-	6,513
Interest expense, net of interest income	205,664	473,961
Expenses settled with inventory	70,280	-
Expenses settled with issuance of common shares	135,000	957,000
Share-based compensation	2,310,678	72,000
	277,460	(3,357,291)
Changes in non-cash working capital
Harmonized sales tax recoverable	(2,539,718)	(42,964)
Inventory and biological assets	(939,233)	(610,941)
Accounts receivable	(77,210)	(82,185)
Prepaids	(1,967,531)	(414,726)
Accounts payable and accrued liabilities	4,744,686	1,156,520
Distribution payable on preference shares	-	1,355,022
Cash flows used in operating activities	(501,546)	(1,996,565)

Investing Activities
Purchase of property and equipment (Note 8)	(23,993,811)	(1,207,840)
Disposal of property and equipment (Note 8)	136,235	-
Acquisition of Greenhouse and related assets (Note 5)	(6,500,000)	-
Interest received	54,539	-
Advances to/investment in Joint Venture (Note 15)	(283,816)	(166,755)
Issuance of short term investments (Note 6)	(900,000)	-
Redemption of short term investments (Note 6)	700,000	300,000
Cash flows used in investing activities	(30,786,853)	(1,074,595)

Financing Activities
Proceeds from private placement, net of share issue costs	43,613,330	4,234,233
Proceeds from issuance of convertible debt, net of transaction costs	-	1,040,918
Proceeds from exercise of warrants	1,332,467	-
Proceeds from exercise of stock options	50,000	-
Interest paid	(566,500)	-
Restricted cash held as collateral on credit card financing	(75,000)	-

Cash flows provided by financing activities	44,354,297	5,275,151

Net increase in cash	13,065,898	2,203,991

Cash, at beginning of period	4,895,145	2,691,154

Cash, at end of period	$17,961,043	$4,895,145

See notes 5, 9, 10 and 12 for non-cash financing.

The accompanying notes are an integral part of the consolidated financial statements.

6

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

1.	NATURE OF OPERATIONS

Nature of Operations

CannTrust Holdings Inc. ("CannTrust" or the "Company") is a Canadian company incorporated in Ontario on March 16, 2015. The Company is the parent company of CannTrust Inc., a Canadian company incorporated in Ontario on August 16, 2013 and Elmcliffe Investments Inc., a Canadian company incorporated in Ontario on October 31, 2013. The Company holds 50% of the outstanding shares of Cannabis Coffee & Tea Pod Company Ltd, a Canadian company incorporated in Ontario on May 4, 2015. On April 30, 2015, CannTrust Inc. and the Company completed a share reorganization, whereby the Company became the parent company of CannTrust Inc. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”), under the trading symbol “TRST”. Refer to Subsequent Events Note 20 (i).

The Company is a licensed producer and distributor of medical cannabis in Canada pursuant to the provisions of the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) and the Controlled Drugs and Substances Act and its Regulations. The Company began production of medicinal cannabis at its hydroponic facility located in Vaughan, Ontario in Canada and received its license from Health Canada to sell on February 9, 2015. The Company commenced sale of medicinal cannabis under the Marihuana for Medical Purposes Regulations (“MMPR”) in February 2015.

On January 13, 2017, the Company, through its wholly owned subsidiary Elmcliffe Investments Inc. executed a Purchase and Sale Agreement to acquire various Greenhouse and related assets located in the regional municipality of Niagara, Ontario.

The registered head office of the Company is in 3280 Langstaff Road, Building 1, Unit 1, Vaughan, Ontario, L4K 5B6.

2.	BASIS OF PRESENTATION

Basis of Preparation

These consolidated financial statements have been prepared on the going concern basis, under the historical cost convention, except for certain financial assets and liabilities which are presented at fair value, as explained in the accounting policies set out in Note 3.

Statement of Compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the interpretations of the IFRS Interpretations Committee (“IFRIC”). These consolidated financial statements were authorized for issue by the Board of Directors on March 28, 2018.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its controlled subsidiaries. All intercompany transactions and balances have been eliminated.

7

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Functional Currency Translation

All figures presented in these consolidated financial statements and notes thereto are reflected in Canadian dollars, which is the functional currency of the Company and its subsidiaries.

Foreign currency transactions are translated using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the foreign exchange rate applicable at the statement of financial position date. Realized and unrealized exchange gains and losses are recognized through profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical costs in a foreign currency are translated used the exchange rate at the date of the transaction.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Cash

Cash includes cash on deposit at banking institutions and cash held in trust.

b.	Short-term investments

Short-term investments are comprised of GIC’s with terms to maturity of between three and twelve months or can be redeemed without penalty within 12 months from issuance.

c.	Property and Equipment

Property and equipment are measured at historical cost, which is the purchase price as well as any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, less accumulated amortization and impairment losses if applicable. Amortization is provided using the following methods and terms:

Greenhouse and Improvements	Straight-line	20 years
Buildings	Straight-line	20 years
Leasehold improvements	Straight-line	10 years
Production Equipment	Straight-line	5 years
Furniture and fixtures	Straight-line	5 years
Vehicles	Straight-line	5 years
Computer equipment	Straight-line	3 years
Computer software	Straight-line	1 year

Property and equipment's estimated residual value, useful life and amortization method are reviewed at the end of each reporting period and adjusted if necessary. When parts of an item of property and equipment have different useful lives, they are accounted for as separate components of property and equipment.

8

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.	Property and Equipment (continued)

Gains or losses on the disposal of an item of property and equipment are determined by comparing the proceeds from the disposal with the carrying amount of the asset and are recognized in profit or loss.

Mother plants, or bearer plants, are plants grown for the purpose of taking cuttings in order to grow more quantity of the same plant. Bearer plants are critical to the success of the business and are measured at directly attributable costs, which are not material for accounting purposes.

d.	Impairment of Property and Equipment

Property and equipment are reviewed for impairment at the end of each reporting period and tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount of property and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized through profit or loss. Impairment losses may be reversed in a subsequent period where the impairment no longer exists or has decreased. The carrying amount after a reversal must not exceed the carrying amount (net of amortization) that would have been determined had no impairment loss been recognized. A reversal of impairment loss is recognized through profit and loss.

e.	Investment in Joint Venture

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Investments in a joint venture are accounted for using the equity method and are initially recognized at cost. The entire carrying amount of the investment is tested for impairment annually.

Under the equity method, the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of comprehensive income of the joint venture.

The Company’s share of its joint venture’s post-acquisition profits or losses is recognized in the statement of profit or loss, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Distributions received from an investee reduce the carrying amount of the investment.

If the Company’s share of losses of a joint venture equals or exceeds its interest in the joint venture, the Company does not provide for additional losses, unless it has incurred obligations or made payments on behalf of the joint venture.

9

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.	Business Combinations

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. The contingent consideration is measured at its acquisition date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. When provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period may not exceed one year from the acquisition date.

g.	Leases

Leases are classified as an operating lease whenever the terms of the lease do not transfer substantially all of the risks and rewards of ownership to the lessee. Lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which the economic benefits are consumed.

h.	Revenue Recognition

Revenue is recognized at the fair value of consideration received or receivable. Revenue from the sale of goods is generally recognized when shipped, which is generally when all the following conditions have been satisfied:

•	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	The amounts of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to the entity;

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

10

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i.       Convertible Debt

When convertible debt is issued, the proceeds (net of issue costs) are split to separately identify a liability component (equal to the net present value of their scheduled future cash flows applying interest rates at the date of issue of similar debt that does not have a conversion option). The remainder of the debt proceeds is deemed to relate to the conversion option and is credited to an equity reserve. The liability component is carried at amortized cost until extinguished on conversion of the option or maturity of the debt. The equity component is not subsequently re-measured.

j.	Embedded Derivatives

Derivatives embedded in non-derivative host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value through profit or loss (“FVTPL”).

k.	Biological Assets

The Company measures biological assets consisting of medical cannabis plants at fair value less costs to sell up to the point of harvest, which becomes the initial basis for the cost of finished goods inventories after harvest. Seeds are measured at fair market value. Unrealized gains or losses arising from changes in fair value less cost to sell during the year are included in the gross margin in the statement of income and comprehensive income.

l.	Inventory

Inventories of work-in-process dried cannabis, harvested finished goods, oil and packing materials are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less costs to sell at harvest, which becomes deemed cost. Any subsequent post-harvest costs are capitalized to inventory to the extent that cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the average cost basis. Products for resale and supplies are valued at cost.

m.	Share Capital

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of issue costs. For unit offerings, the Company has adopted the relative fair value method with respect to measurement of shares and warrants issued as equity units. The relative fair value method requires an allocation of the net proceeds received based on the pro rata relative fair values of the components. The fair value of the warrants is estimated using the Black-Scholes option valuation model.

11

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Share Issuance Costs

Costs incurred in connection with the issuance of share capital are netted against the proceeds received, net of tax. Costs related to the issuance of share capital and incurred prior to issuance are recorded as deferred share issuance costs and subsequently netted against proceeds when they are received.

o.	Research and Development

Research costs are expensed as incurred and are included in general and administrative expenses in the statement of income and comprehensive income. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures are recognized through profit and loss as incurred. To date no development costs have been capitalized.

p.	Income Taxes

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying value and tax basis of assets and liabilities and the benefit of tax losses available to be carried forward for tax purposes.

Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets are recorded in the consolidated financial statements if realization is considered probable. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that the rate changes.

q.	Share-based Payments

In situations where equity instruments are issued to non-employees, shares issued are recognized at the fair value of services or goods received by the entity. In situations where some or all of the goods or services received by the entity as consideration cannot be estimated reliably, they are measured at the fair value of the equity instrument granted. The fair value of the share-based payments is recognized together with a corresponding increase in equity over a period that services are provided or goods are received.

12

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.	Share-based Compensation - Employees

The Company has an employee stock option plan (“ESOP”) in place. The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Fair value is measured using the Black-Scholes option pricing model. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. Any revisions are recognized in the consolidated statements of income and comprehensive income such that the cumulative expense reflects the revised estimate.

s.	Earnings/Loss per Share

The Company presents basic and diluted earnings per share for its common shares. Basic earnings per share is calculated by dividing the profit or loss attributable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all diluted potential common shares. When the effect of all outstanding warrants or options are anti-dilutive during a year when the Company incurs a loss, diluted loss per share does not differ from basic loss per share.

t.	Financial Instruments

Financial Assets

All financial assets are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

The Company classifies its financial assets as FVTPL, loans and receivables, held to maturity or available for sale. A financial asset is classified at FVTPL if it is classified as held for trading or is designated as such upon initial recognition. Financial assets classified as FVTPL are measured at fair value with any resultant gain or loss recognized in profit or loss. Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest rate method, less any impairment losses. As at December 31, 2017 and December 31, 2016, the Company has not classified any financial assets as held to maturity or available for sale.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

13

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.	Financial Instruments (continued)

Financial Liabilities

All financial liabilities are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Company classifies its financial liabilities as either FVTPL or other liabilities. Financial liabilities classified as FVTPL are measured at fair value with any resultant gain or loss recognized in profit or loss. Transaction costs associated with FVTPL financial liabilities are expensed as incurred. Financial liabilities classified as other financial liabilities are initially measured at fair value less directly attributable transaction costs, and are subsequently measured at amortized cost using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability.

Classification of Financial Instruments

The Company has classified its financial instruments as follows:

Cash	FVTPL
Accounts receivable	Loans and receivables
Restricted cash	FVTPL
Short-term investments	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities
Convertible debt	Other financial liabilities
Promissory note	Other financial liabilities
Derivative liability	FVTPL

Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

The Company categorizes its assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs used in the measurement.

Level 1: This level includes assets and liabilities measured at fair value based on unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date.

14

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.	Financial Instruments (continued)

Level 2: This level includes valuations determined using directly or indirectly observable inputs other than quoted prices included within Level 1. Derivative instruments in this category are valued using models or other standard valuation techniques derived from observable market inputs.

Level 3: This level includes valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instruments’ fair value.

The Company designated its cash and restricted cash as fair value through profit and loss, which are measured at fair value and classified as level 1.

Derivative liabilities are classified as level 2 which are valued using Black-Scholes model.

Biological assets are classified as level 3.

The carrying values of the Company’s accounts receivables, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these instruments. The fair value of promissory notes are not materially different from carrying value. There were no transfers of amounts between levels during the year.

u.	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are measured at the amounts agreed to by the parties.

v.	Segment Reporting

A segment is a component of the Company that i) engages in business activities from which it may earn revenue and incur expenses, ii) whose operating results are reviewed by the board of directors and iii) for which discrete financial information is available. Throughout the years ended December 31, 2017 and December 31, 2016, the Company operated in one segment, the production and sale of medicinal cannabis in Canada.

w.	Selling costs

Expenses are recognized when the corresponding service has been incurred. For selling costs that require a prepayment, the prepayment is expensed evenly throughout the agreed upon term.

15

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

x.	New Standards Adopted in Current Year

•	IAS 7 ‘Disclosures’, required entities to provide disclosures in their financial statements about changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

•	IAS 12 ‘Income taxes – Deferred Tax’ clarifies the recognition of deferred tax assets for unrealized losses. It was amended to specify (i) the requirement for recognizing deferred tax assets or unrealized losses; (ii) deferred tax where an asset is measured at a fair value below the asset’s tax base; and (iii) certain other aspects of accounting for deferred tax assets. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

y.	New Accounting Standards to be Adopted in the Future

At the date of authorization of these consolidated financial statements, the IASB and IFRIC has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods and which the Company has not early adopted. The Company is currently assessing and still evaluating what impact the application of these standards or amendments will have on the consolidated financial statements of the Company.

•	IFRS 2 ‘Share-based Payment’ was issued by the IASB in June 2016. These amendments provide clarification on how to account for certain types of share-based transaction. The amendments are effective for the annual period beginning on or after January 1, 2018.

•	IFRS 9 ‘Financial Instruments: Classification and Measurement’, introduces new requirements for the classification and measurement of financial instruments, a single forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

•	IFRS 15 ‘Revenue from Contracts with Customers’ was issued by the IASB in June 2014. The objective of IFRS 15 is to provide a single, comprehensive revenue recognition model for all contracts with customers. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. It also contains new disclosure requirements. IFRS 15 will be effective for the Company on January 1, 2018.

16

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

z.	New Accounting Standards to be Adopted in the Future (continued)

•	IFRS 16 ‘Leases’ was issued by the IASB in January 2016 and specifies the requirements to recognize, measure, present and disclose leases. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted.

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant judgments include the following:

(i)	Assessing whether material uncertainties exist which would cause doubt about the Company’s ability to continue as a going concern.

(ii)	Assessing whether a joint arrangement is a joint operation or a joint venture. Refer to Note 15.

(iii)	The valuation and recoverability of deferred taxes. The Company has determined that the realization of certain assets related to income tax losses carried forward is not yet probable due to uncertainty of future taxable income and has not recorded a deferred income tax asset relating to those losses. Refer to Note 16.

Significant estimates include the following:

(i)	Valuation of net assets acquired in acquisition. Refer to Note 5.

(ii)	The valuation of inventory at the lower of cost and net realizable value. Refer to Note 7.

(iii)	The valuation of biological assets, including estimating the stage of growth up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields per plant. Refer to Note 7.

(iv)	The estimated useful lives and residual values of Property and Equipment and related amortization included in profit and loss, as well as impairment on property and equipment. Refer to Note 8.

(v)	Inputs to Black Scholes model used for valuation of warrants and options. Refer to Note 11 and 12.

17

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

5.	ACQUISITION

On March 6, 2017, the Company, through its wholly owned subsidiary Elmcliffe Investments Inc., executed a Purchase and Sale Agreement to acquire various Greenhouse assets located in the regional municipality of Niagara, Ontario. The aggregate purchase price for the Greenhouse assets was $7,500,000. On execution of the Purchase and Sale Agreement, the operating business and all related intangible assets and intellectual property was assigned to a related party. Upon closing of the transaction, the existing operations ceased and the Company began a site conversion project in order to convert the facility into a Health Canada Approved Marijuana growth facility. With this purchase, the Company expects to enhance its ability to serve the medicinal Marijuana market in Canada. The Company received its Health Canada Sales License for the completed Greenhouse Phase 1 conversion on February 12, 2018.

The Company has allocated the purchase price as follows:

Assets	Allocation
Land	$484,507
Residential Buildings	571,000
Greenhouses and Equipment	4,215,192
Plant and Equipment	2,115,301
Vehicles	114,000
Total of assets at fair value	$7,500,000

Consideration of the acquisition is comprised of:
Cash consideration	$6,500,000
Promissory note (a)	1,000,000
Total	$7,500,000

a.	As part of the consideration for the acquisition, a non-interest bearing promissory note was issued in the amount of $1,000,000 payable over 5 years in 5 consecutive annual payments of $200,000.

The following table reflects a continuity of the Company’s promissory note:

Carrying amount, December 31, 2016	$-
Issuance of promissory note	1,000,000
Carrying amount, December 31, 2017	$1,000,000

Costs incurred related to the acquisition totaled $204,282 which are included in transaction costs expense. No receivables, payables or inventory were acquired through the acquisition. There was no goodwill that arose from this transaction. Revenue was not impacted by the acquisition for the year ended December 31, 2017. Subsequent to the acquisition there were $559,268 of expenses relating to the Greenhouse acquisition impacting net income for the year ended December 31, 2017. These expenses related to amortization of the acquired assets.

18

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

6.	RESTRICTED CASH AND SHORT-TERM INVESTMENTS

	2017	2016
Short-term investment - GIC (i)	$201,538	$-
Restricted cash - GIC held as collateral (ii)	100,765	25,000
Total restricted cash and short-term investments	$302,303	$25,000

(i)	The GIC, redeemable without penalty on the 15th of each month was issued on January 4, 2017 and matures on January 4, 2020. The investment is a three-year GIC held with a large Canadian financial institution at a fixed interest rate of 0.75% in year 1, 0.8% in year 2 and 0.85% in year 3.

(ii)	The $100,000 GIC at an interest rate of 1.53% is held by the bank as collateral against credit cards issued to management of the Company. The credit cards have a combined credit limit of $100,000.

The Company has a letter of credit with a large Canadian financial institution for up to $200,000. The letter of credit has a one-year expiry from the date of issue, and an automatic annual extension with 30 days’ notice. The letter of credit is required as a covenant to the building lease agreement in the event of a default in lease payments. No funds have been drawn from the credit facility as at December 31, 2017 or December 31, 2016.

7.	INVENTORY AND BIOLOGICAL ASSETS

The Company’s biological assets consist of seeds and medical cannabis plants. The continuity of the Company’s biological assets for the years ended December 31 is as follows:

	2017	2016
Carrying amount, January 1	$2,320,093	$137,790
Seeds used	(979)	(1,611)
Changes in fair value less costs to sell due to biological transformation	24,856,050	6,838,140
Transferred to inventory upon harvest	(17,331,474)	(4,654,226)
Carrying amount, December 31	$9,843,690	$2,320,093

As at December 31, 2017, included in the carrying amount of biological assets is $25,316 of seeds (December 31, 2016 - $26,295) and $9,818,374 of live plants (December 31, 2016 - $2,293,798).

19

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

7.	INVENTORY AND BIOLOGICAL ASSETS (continued)

Biological assets are classified as level 3 in the fair value hierarchy. There have been no transfers between levels. The significant assumptions used in determining the fair value of medical cannabis plants are as follows:

•	wastage of plants based on their various stages;
•	yield by plant;
•	price per gram of yield;

•	percentage of costs incurred to date compared to the costs to be incurred are used to estimate fair value of an in-process plant; and

•	percentage of costs incurred for each stage of plant growth was estimated.

All of the plants are to be harvested as agricultural produce and all of the plants, on average, were 52% from harvest as at December 31, 2017 (2016 – 33%).

The Company estimates the harvest yields for the plants at various stages of growth. As at December 31, 2017, it is expected that the Company’s biological assets will yield approximately 1,911,972 grams (2016 - 450,000 grams) of biological produce, with selling prices ranging from $7.00 to $12.00 per gram, before discounts.

The Company’s estimates are, by nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the gain or loss on biological assets. The Company performed a sensitivity analysis on the fair value of biological assets and noted that a 10% decrease in selling prices would result in a $1,261,124 (2016 - $331,915) decrease in the fair value of the biological assets.

Inventories on hand consist of harvested finished goods, harvested cannabis in process, extracts, accessories and packaging supplies. Inventory is valued at the lower of cost and net realizable value. As at December 31, 2017, the Company held 626,935 grams of dry cannabis (2016 - 321,517 grams) and 977,186 grams of extracts (2016 - 226,744 grams).

Inventory is comprised of the following items:

	2017	2016
Accessories	$116,974	$17,002
Finished Goods	3,406,124	956,227
Work-in-Progress	7,298,424	2,628,509
Packaging and supplies	137,500	72,897
Total Inventory	$10,959,022	$3,674,635

As at December 31, 2017, included in the carrying amount of finished goods is $1,279,339 of dry cannabis (2016 - $700,543) and $2,126,785 of finished extracts (2016 - $255,684). As at December 31, 2017, included in the carrying amount of work-in-process is $3,355,635 of dry cannabis (2016 - $1,503,700) and $3,942,789 of extracts (2016 - $1,124,809).

20

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

8.	PROPERTY AND EQUIPMENT

			Buildings,
		Leasehold	Greenhouse and
	Land	Improvements	Improvements	Equipment	Other	Total

Balance at December 31, 2015	$-	$2,620,079	$-	$4,031,998	$461,702	$7,113,779

Additions	-	176,277	-	843,155	188,407	1,207,839

Disposals	-		-	(59,666)	-	(59,666)

Balance at December 31, 2016	$-	$2,796,356	$-	$4,815,487	$650,109	$8,261,952

Additions	-	170,568	11,741,952	11,735,935	345,356	23,993,811

Acquisition of Greenhouse (Note 5)	484,507	-	4,786,192	2,229,301	-	7,500,000

Disposals	-	-	(90,000)	(46,235)	-	(136,235)

Balance at December 31, 2017	$484,507	$2,966,924	$16,438,144	$18,734,488	$995,465	$39,619,528

Accumulated Amortization

Balance at December 31, 2015	$-	$(339,456)	$-	$(1,084,011)	$(184,943)	$(1,608,410)

Amortization	-	(272,985)	-	(911,341)	(286,626)	(1,470,952)

Disposals	-	-	-	26,850	-	26,850

Balance at December 31, 2016	$-	$(612,441)	$-	$(1,968,502)	$(471,569)	$(3,052,512)

Amortization	-	(290,359)	(293,922)	(1,833,009)	(186,041)	(2,603,331)

Balance at December 31, 2017	$-	$(902,800)	$(293,922)	$(3,801,511)	$(657,610)	$(5,655,843)

Carrying Amounts

Balance at December 31, 2016	$-	$2,183,915	$-	$2,846,985	$178,540	$5,209,440

Balance at December 31, 2017	$484,507	$2,064,124	$16,144,222	$14,932,977	$337,855	$33,963,685

As at December 31, 2017, $385,950 (December 31, 2016 - $237,060) of amortization was capitalized to ending inventory.

9.	CONVERTIBLE DEBT

The following table reflects a continuity of the Company’s long term convertible debt:

	2017	2016
Carrying amount, January 1	$1,463,947	$1,175,908
Exercise of convertible debt (i)	(256,256)	-
Automatic conversion of convertible debt (iv)	(1,441,407)	-
Issuance of convertible debt	-	11,626
Accretion	233,716	276,413
Carrying amount, December 31	$-	$1,463,947

In connection with the Company’s listing on the Canadian Securities Exchange on August 17, 2017, all remaining convertible debt was converted into common shares.

21

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

9.	CONVERTIBLE DEBT (continued)

The following table reflects a continuity of the Company’s derivative liability:

	2017	2016
Carrying amount, January 1	$1,375,447	$1,601,345
Settlement of derivative liability on conversion of debt (i)	(512,551)	-
Automatic conversion of derivative liability (iv)	(2,488,232)	-
Issuance of derivative liability	-	19,759
Loss (Gain) on revaluation of derivative liability	1,625,336	(245,657)
Carrying amount, December 31	$-	$1,375,447

The following table reflects a continuity of the Company’s convertible debt due on demand:

	2017	2016
Carrying amount, January 1	$1,000,000	$-
Exercise of convertible debt due on demand (ii and iii)	(1,000,000)	-
Issuance of convertible debt due on demand (ii and iii)	-	1,000,000
Carrying amount, December 31	$-	$1,000,000

(i)	On March 6, 2017, $600,000 of convertible debt and $108,690 in accrued interest were converted into common shares at $1.10 per share resulting in the issuance of 644,264 common shares. The carrying value of the associated convertible debt was $256,256. The derivative liability on the convertible debt was valued at $226,665 at December 31, 2016 and was valued at $512,551 at March 6, 2017, prior to conversion.

(ii)	On March 15, 2017, the $500,000 convertible debt due on demand and $35,978 in accrued interest due to a related party were converted into common shares at $1 per share resulting in the issuance of 535,978 common shares with a carrying value of $535,978.

(iii)	On March 15, 2017, the $500,000 convertible debt due on demand and $32,183 in accrued interest due to a related party were converted into common shares at $1 per share resulting in the issuance of 532,182 common shares with a carrying value of $532,182.

(iv)	On August 17, 2017, in connection with the Company’s listing on the Canadian Securities Exchange, $3,040,919 of convertible debt and $132,967 in accrued interest were automatically converted into common shares at $1.10 per share resulting in the issuance of 2,885,354 common shares. The carrying value of the associated convertible debt was $1,441,407. The derivative liability on the convertible debt was valued at $1,148,782 at December 31, 2016 and was valued at $2,488,232, prior to the automatic conversion.

22

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

10.	SHARE CAPITAL

The authorized capital stock of the Company consists of an unlimited number of common shares and unlimited number of Class A preference shares.

	Share Capital
	Number of	Amount -
	common shares	Common shares
Balance, December 31, 2015	29,595,848	$6,684,903
February 2016 Pre-emptive Rights Issuance (i)	35,646	32,081
February 2016 Share issuance to Employees (ii)	50,000	45,000
August 2016 Share issuance as partial consideration for Bridge Financing (iii)	200,000	180,000
September 2016 Share issuance as partial consideration for Bridge Financing (iv)	200,000	180,000
September 2016 Share issuance to Employee (v)	30,000	27,000
October 2016 Shares issued in exchange for Class A Preferred Shares of CannTrust Inc. (vi)	9,039,317	8,135,386
November 2016 Shares issued to non-controlling interest of CannTrust Inc. in exchange for Shares of CannTrust Holdings Inc. (vii)	2,759,909	2,483,918
December 2016 Private Placement (viii)	3,416,208	4,441,070
December 2016 Share issuance in lieu of services (ix)	403,846	525,000
December 2016 Share issuance in consideration of surrender of Put Option and reclassification of Redeemable Shares (x)	22,265,145	31,420,729
Share issuance costs	-	(238,918)
Balance, December 31, 2016	67,995,919	$53,916,169
February 2017 Private Placement (xi)	510,000	1,020,000
March 2017 Share issuance on exercise of convertible debt (xii)	644,264	877,497
March 2017 Exercise of warrants (xiii)	1,000,000	1,845,919
March 2017 Share issuance on exercise of convertible debt due on demand (xiv)	1,068,161	1,068,161
March 2017 Share issuance as partial consideration for Warrant Financing (xv)	75,000	150,000
April 2017 Share issuance in lieu of services (xvi)	100,000	200,000
August 2017 Share issuance on automatic conversion of convertible debt (xvii)	2,885,354	4,062,606
August 2017 Share issuance on automatic conversion of Special Warrants (xviii)	12,584,100	23,099,955
September 2017 Exercise of warrants (xix)	4,963	9,716
November 27, 2017 Exercise of stock options (xx)	25,000	88,376
November 30, 2017 Private Placement (xxi)	4,000,000	18,447,465
Exercise of broker warrants (xxii)	13,504	38,351
Balance, December 31, 2017	90,906,265	$104,824,215

(i)	As part of their pre-emptive rights under CannTrust Holdings Inc. Shareholders Agreement, on February 28, 2016 shareholders of the Company were issued 35,646 common shares at $0.90 per share for total proceeds of $32,081.

(ii)	On February 29, 2016, 50,000 common shares were issued to employees of the Company. The value of the shares issued was measured by reference to the fair value of the common shares of the Company at the grant date. The fair value at the grant date was $0.90 per share.

(iii)	On August 9, 2016 as part of a bridge financing agreement, a $500,000 convertible promissory note was issued to a related party. As partial consideration for the funds advanced, the note holder was issued 200,000 common shares of the Company. The value of the transaction costs could not be estimated reliably, thus the value of the shares issued was measured by reference to the fair value of the common shares of the Company at the grant date. The fair value at the grant date was $0.90 per share.

23

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

10.	SHARE CAPITAL (continued)

(iv)	On September 1, 2016 as part of a second tranche to the bridge financing agreement, a $500,000 convertible promissory note was issued to a related party. As partial consideration for the funds advanced, the note holder was issued 200,000 common shares of the Company. The value of the transaction costs could not be estimated reliably, thus the value of the shares issued was measured by reference to the fair value of the common shares of the Company at the grant date. The fair value at the grant date was $0.90 per share.

(v)	On September 28, 2016, 30,000 common shares were issued to an employee of the Company. The value of the shares issued was measured by reference to the fair value of the common shares of the Company at the grant date. The fair value at the grant date was $0.90 per share.

(vi)	On October 30, 2016 the Company entered into separate agreements with all of the Class A Preference Shareholders of CannTrust Inc. to issue to them an aggregate number of 9,039,317 common shares with a fair value of $8,135,386 and 11,356,055 redeemable shares with a fair value of $10,220,450 of the Company in exchange for the transfer by them to the Company of an aggregate number of 7,175,001 Class A Preference shares of CannTrust Inc. with a carrying value of $7,175,001 and settlement of $3,027,403 of distributions payable. A loss on settlement of $8,262,438 was recognized in the accumulated deficit.

(vii)	On November 23, 2016 the Non-Controlling Shareholders of CannTrust Inc. exchanged their 2,759,909 common shares of CannTrust Inc. with a carrying value of $1,337,168 for 2,759,909 common shares of CannTrust Holding Inc. with a fair value of $2,483,918. A loss on settlement of $3,694,282 was recognized in the accumulated deficit.

(viii)	On December 23, 2016 3,416,208 common shares were issued for gross proceeds of $1.30 per share.

(ix)	On December 23, 2016 403,846 common shares were issued as consideration for unpaid management fees to related parties. The shares were valued at $1.30 per share, as determined by the value of services received and invoiced.

(x)	On December 23, 2016 2,000,000 common shares with a fair value of $2,600,000 and a warrant to acquire 1,000,000 common shares at $1.30 per common share with a fair value of $1,061,975 were issued to Cannamed Financial Corp. in consideration for the surrender by Cannamed of its Put Rights under the Unanimous Shareholders Agreement. Upon settlement, 20,265,145 redeemable shares at a carrying value of $28,820,729 were reclassified as common shares, and a loss on settlement of $3,661,975 was recognized in the accumulated deficit.

(xi)	On February 17, 2017, the Company issued, on a private placement basis, 510,000 common shares at a price of $2.00 per share for gross proceeds of $1,020,000. No broker fees were paid in respect of the 510,000 common shares issued.

(xii)	On March 6, 2017, $600,000 of convertible debt and related derivative liability with a total carrying value of $768,807 and $108,690 in accrued interest were converted into common shares at $1.10 per share resulting in the issuance of 644,264 common shares.

(xiii)	On March 9, 2017, 2 warrants were exercised to purchase 1,000,000 common shares at $1.30 per share for gross proceeds of $1,300,000. The carrying value of the warrants were $545,919.

(xiv)	On March 15, 2017, $1,000,000 of due on demand convertible debt and $68,161 in accrued interest were converted into common shares at $1.00 per share resulting in the issuance of 1,068,161 common shares.

24

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

10.	SHARE CAPITAL (continued)

(xv)	On March 16, 2017, as consideration for the special warrant subscription (see Note 12(iii)), the Company issued 75,000 common shares to the Agent. The value of the shares was measured by reference to the fair value of the common shares of the Company at the grant date. The fair value at the grant date was $2.00 per share.

(xvi)	On April 28, 2017, 100,000 common shares were issued as consideration for management fees to related parties. The shares were valued at $2.00 per share, as determined by the value of services received.

(xvii)	On August 17, 2017, in connection with the Company’s listing on the Canadian Securities Exchange, $3,040,919 of convertible debt and related derivative liability with a total carrying value of $3,929,639 and $132,967 in accrued interest were converted into common shares at $1.10 per share resulting in the issuance of 2,885,354 common shares.

(xviii)	On August 17, 2017, in connection with the Company’s listing on the Canadian Securities Exchange, 12,584,100 Special Warrants were automatically converted into 12,584,100 common shares at $2.00 per share at a carrying value of $23,099,955. There were no proceeds from the conversion of Special Warrants to common shares.

(xix)	On September 19, 2017, 4,963 warrants were exercised to purchase 4,963 common shares at $1.10 per share for gross proceeds of $5,459. The carrying value of the warrants was $4,257.

(xx)	On November 27, 2017, 25,000 stock options were exercised at $2.00 per share for gross proceeds of $50,000.

(xxi)	On November 30, 2017, the Company issued, on a private placement basis, 4,000,000 common shares at $5.00 per share for gross proceeds of $20,000,000. The Company’s Agent for the private placement was paid an Agent’s Fee of $1,100,000 and was issued Broker Warrants equaling 5.5% of the number of common shares issued as part of the private placement. Total transaction costs for the private placement were $1,552,535.

(xxii)	During the year 13,504 broker warrants were exercised to purchase 13,504 common shares at $2.00 per share for gross proceeds $27,008. The carrying value of the warrants was $11,343.

25

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

10.	SHARE CAPITAL (continued)

Earnings per share have been calculated using the weighted average number of shares outstanding during the year on a total outstanding and fully dilutive basis. The potential conversion of warrants and stock options into common shares have a dilutive effect on earnings per share.

The calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive. The weighted average number of basic and diluted shares and their respective earnings per share amounts are presented in the table below:

	2017	2016
Numerator - basic and diluted earnings per share:
Net income (loss) and comprehensive income (loss)	$6,885,430	$(13,619,943)

Denominator - basic earnings per share:
Weighted average number of shares - basic	76,876,971	42,597,871

Denominator - diluted earnings per share:
Stock Options	1,218,015	-
Warrants	2,431,119	-
Weighted average number of shares - diluted	80,526,105	42,597,871

Earnings (loss) per share - basic	$0.09	$(0.32)
Earnings (loss) per share - diluted	$0.09	$(0.32)

11.	EMPLOYEE STOCK OPTION PLAN

The Company has an Employee Stock Option Plan (“ESOP”) that is administered by the Board of Directors of the Company. The Board of Directors establishes expiry dates and exercise prices (at not less than market price as determined by recent transactions) at the date of grant. Options under the Plan are exercisable in increments of 1/3 on each of the first, second and third anniversaries from the date of grant, except as otherwise approved by the Board of Directors. The maximum number of common shares reserved for issuance for options that may be granted under the Plan is equal to 10% of the issued and outstanding common shares.

The following is a summary of the changes in the Company’s ESOP options outstanding:

		Weighted Average
	Options issued	exercise price
December 31, 2015 and 2016	-	$-
Options granted	3,670,500	3.40
Options forfeited	(119,500)	2.11
Options exercised	(25,000)	2.00
December 31, 2017	3,526,000	$3.45

The weighted average share price for the options exercised had a fair value of $7.75 at the time of exercise.

26

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

11.	EMPLOYEE STOCK OPTION PLAN (continued)

The following is a summary of the outstanding stock options as at December 31, 2017.

	Options Outstanding		Options Exercisable
Number	Weighted Average Remaining Contractual Life	Exercise Price	Number	Exercise Price
Outstanding	(years)	per share	Exercisable	per share
1,772,500	9.1	$2.00	375,000	$2.00
60,000	9.1	2.20	-	-
30,000	9.1	2.28	-	-
900,000	9.1	3.00	-	-
20,000	9.1	3.50	-	-
4,000	9.1	4.58	-	-
30,000	9.1	4.65	-	-
94,500	9.1	5.20	-	-
90,000	9.1	6.21	-	-
195,000	9.1	7.85	-	-
7,000	9.1	8.10	-	-
73,000	9.1	8.35	-	-
250,000	9.1	9.00	-	-
3,526,000	9.1	$3.45	375,000	$2.00

For the year ended December 31, 2017, the Company recorded $2,310,678 (December 31, 2016 – Nil) in share-based compensation expense related to options which are measured at fair value at the date of grant and expensed over the option’s vesting period. For the year ended December 31, 2016, the Company recorded $72,000 in share-based compensation related to shares issued to employees.

In determining the amount of share-based compensation the Company used the Black-Scholes option pricing model applying the following assumptions to establish the fair value of options granted during the year:

Risk-free interest rate	1.7% - 2.1%
Expected life of options (years)	9.1 - 10
Expected annualized volatility	73.1% - 175.7%
Expected dividend yield	Nil
Exercise price (per share)	$2.00 - $9.00

Volatility was estimated by using the historical volatility of other companies having trading and volatility history that the Company considers comparable. Comparable companies with lower volatilities have been used for options granted by the Company after it was listed publicly. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate was based on the zero-coupon Government of Canada bonds with a remaining term equal to the expected life of the options.

27

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

12.	RESERVE FOR WARRANTS

The following table reflects the continuity of warrants:

		Number of		Weighted	Weighted
		common shares to		average	average
	Number of	be issued on exercise		exercise	remaining
	Warrants	of warrants	Amount	price	life in years
December 31, 2015	1,636,202	2,636,200	$1,949,501	$1.18	1.67
February 2016 Warrants issued with convertible debt (i)	18,598	18,598	15,922	1.10	3.16

December 2016 Warrants issued for the surrender of Put Right (ii)	1	1,000,000	1,061,975	1.30	1.98
December 31, 2016	1,654,801	3,654,798	$3,027,398	$1.21	1.76
February 2017 Private Placement (iii)	12,584,100	12,584,100	23,099,955	2.00
February 2017 Warrants issued as partial consideration for Private Placement (iv)	594,390	594,390	499,169	2.00	1.13
March 2017 Exercise of warrants (v)	(2)	(1,000,000)	(545,919)	1.30
August 2017 Share issuance on automatic conversion of Special Warrants (iii)	(12,584,100)	(12,584,100)	(23,099,955)	2.00
September 2017 Exercise of warrants (vi)	(4,963)	(4,963)	(4,257)	1.10	2.64
November 30, 2017 Warrants issued as partial consideration for Private Placement (vii)	220,000	220,000	396,741	5.00	1.92
Exercise of broker warrants (viii)	(13,504)	(13,504)	(11,343)	2.00	1.13
December 31, 2017	2,450,722	3,450,721	$3,361,789	$1.56	2.17

(i)	In connection with the February 28, 2016 convertible debenture issuance, each debenture holder was granted 4,545 warrants per debenture, exercisable by the holder for a period of 5 years from the closing date, at a price of $1.10 per common share. The warrants were valued at $15,922 at the grant date using an option pricing model with the following assumptions: (i) expected dividend yield of 0%; (ii) average expected volatility of 179%; (iii) average risk-free interest rate of 0.56%; (iv) share price of $0.90; (v) forfeiture rate of 0; and (vi) expected life of five years.

(ii)	On December 23, 2016, a warrant to acquire 1,000,000 common shares at $1.30 per common share was issued to Cannamed Financial Corp. as part of the consideration for the surrender by Cannamed of its Put Right (Note 10(x)). The warrant is exercisable by the holder at any time during the three-year period following its issuance. The warrant was valued at $1,061,975 at the grant date using an option pricing model with the following assumptions: (i) expected dividend yield of 0%; (ii) average expected volatility of 189%; (iii) average risk-free interest rate of 1.1%; (iv) share price of $1.30; (v) forfeiture rate of 0; and (vi) expected life of three years.

(iii)	On February 16, 2017, the Company issued, on a private placement basis, 12,584,100 Special Warrants at a price of $2.00 per Special Warrant for gross proceeds of $25,168,200. Each Special Warrant was exercisable into one common share of the Company at no additional consideration. The warrants were to be automatically exercised two business days following the earlier of 12 months following the initial closing date and the date the common shares were listed on a recognized stock exchange. The holder had the right to exercise any time prior to the automatic exercise. The Company’s Agent for the Special Warrant Financing was paid an Agent’s Fee of $1,188,780 equal to 6% of the gross proceeds to the Company from the financing excluding those special warrants subscribed to by Employees of the Company and other persons participating on a non-brokered basis. The Company also issued 75,000 common shares to the Agent at a value of $150,000 and incurred other issuance costs of $230,296 for total costs of $2,068,245 in connection with the issuance of the warrants.

28

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

12.	RESERVE FOR WARRANTS (continued)

On August 17, 2017, in connection with the Company’s listing on the Canadian Securities Exchange, 12,584,100 Special Warrants with a carrying value of $23,099,955 were automatically converted into 12,584,100 common shares. There were no proceeds from the conversion of Special Warrants to common shares.

(iv)	As additional consideration to the Special Warrants issued on February 17, 2017, the Company’s Agent was issued that number of Broker Warrants which is equal to 6% of the number of Special Warrants sold pursuant to the Special Warrant Offering excluding those Special Warrants subscribed to by Employees of the Company and other persons participating on a non-brokered basis. The 594,390 warrants issued to the Company’s Agent are exercisable by the Agent for a period of 2 years from the closing date at a price of $2.00 per common share. The warrants were valued at $499,169 at the grant date using an option pricing model with the following assumptions: (i) expected dividend yield of 0%; (ii) average expected volatility of 77%; (iii) average risk-free interest rate of 1.04%; (iv) share price of $2.00; (v) forfeiture rate of 0; and (vi) expected life of two years.

(v)	On March 9, 2017, 2 warrants were exercised to purchase 1,000,000 common shares at $1.30 per share for gross proceeds of $1,300,000. The carrying value of the warrants were $545,919.

(vi)	On September 19, 2017, 4,963 warrants were exercised to purchase 4,963 common shares at $1.10 per share for gross proceeds of $5,459. The carrying value of the warrants was $4,257.

(vii)	On November 30, 2017, the Company issued, on a private placement basis, 4,000,000 common shares at $5.00 per share for gross proceeds of $20,000,000. The Company’s Agent was issued Broker Warrants equaling 5.5% of the number of common shares issued as part of the private placement. The 220,000 warrants issued to the Company’s Agent are exercisable by the Agent for a period of 2 years from the closing date at a price of $5.00 per common share. The warrants were valued at $396,741 at the grant date using an option pricing model with the following assumptions: (i) expected dividend yield of 0%; (ii) average expected volatility of 64%; (iii) average risk-free interest rate of 1.43%; (iv) share price of $5.00; (v) forfeiture rate of 0; and (vi) expected life of two years.

(viii)	On December 4, 2017, 13,504 broker warrants were exercised to purchase 13,504 common shares at $2.00 per share for gross proceeds $27,008. The carrying value of the warrants was $11,343.

The weighted average share price for warrants exercised had a fair value of $2.00 at the time of exercise.

13.	COMMITMENTS

The Company’s commitments consist of the following:

	Total	2018	2019	2020	2021	2022	Beyond
Lease obligations	$3,270,184	$527,597	$550,269	$551,299	$562,635	$562,635	$515,749
Total	$3,270,184	$527,597	$550,269	$551,299	$562,635	$562,635	$515,749

29

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

14.	RELATED PARTY TRANSACTIONS

Convertible Debt

On March 15, 2017, a director of the Company converted $1,000,000 of convertible debt due on demand and $68,161 of accrued interest into common shares.

In March 2017, the Company paid all of the accrued and outstanding interest on its convertible debt. Included in this payment was $197,743 to related parties. On August 17, 2017, in connection with the Company’s listing on the Canadian Securities Exchange, $1,030,000 of convertible debt and $45,038 in accrued interest belonging to related parties was automatically converted into common shares at $1.10 per share resulting in the issuance of 977,302 common shares. The carrying value of the associated convertible debt was $494,117. The derivative liability on the convertible debt was valued at $389,108 at December 31, 2016 and was valued at $842,798, prior to the automatic conversion.

Key Management Compensation

The compensation of key management of the Company totaled $1,223,773 (2016 - $430,893) and consisted of salaries, bonuses and director fees. There were 2,427,000 (2016 - Nil) stock options valued at $6,620,570 issued to key management and directors during the year ended December 31, 2017. 25,000 of these stock options were exercised in 2017. Director fees of $32,839 were unpaid and included in accounts payable at December 31, 2017. Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company.

Other related party transactions

During the year the Company incurred $378,674 (2016 - $590,000) of management fees to related parties of which $26,667 (2016 - $266,500) was unpaid and included in accounts payable at December 31, 2016. During the year, 100,000 common shares were issued as consideration of management fees valued at $200,000 (2016 - $525,000). The Company incurred legal fees of $549,387 (2016 - $27,501) relating to corporate services provided by a firm at which a director of the Company is a partner.

15.	JOINT VENTURE

On July 15, 2015, the Company entered into a joint venture with Club Coffee L.P., in which each entity holds 50% of the outstanding shares of Cannabis Coffee & Tea Pod Company Ltd (the Joint Venture). The Joint Venture will have access to patents and IP developed by CannTrust and Club Coffee and will build a network of licensees who will be licensed to manufacture product using patents and Intellectual Property owned by the Joint Venture. The cost of the investment was nominal. During the year, the Joint Venture had a net loss and comprehensive loss after tax of $294,112 (2016 - $294,884) of which $147,056 (2016 - $147,442) was the Company’s share. The Company’s interest in the Joint Venture was recorded as an equity accounted investment of $156,073 as at December 31, 2017 (2016 - $19,313). Included in the investment balance is the cumulative net loss of $294,498 (2016 - $147,442) and a net receivable of $450,571 (2016 - $166,755) of which $283,816 was advanced during the year ending December 31, 2017. Refer to Subsequent Events Note 20 (ii).

30

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

16.	INCOME TAXES

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rate to the income for the year and is reconciled as follows:

	2017	2016
Net income (loss) before income taxes	$6,885,430	$(13,619,943)
Combined federal and provincial statutory income tax rate	26.5%	26.5%
Tax expense (recovery) at statutory rate	$1,824,639	$(3,609,285)

Non-deductible expenses and other permanent differences	1,540,457	1,588,058
Change in deferred tax assets not recognized	(3,238,475)	2,021,227
Other	(126,621)	-
Deferred income tax expense	$-	$-

As at December 31, 2017, the Company has not recognized a deferred tax asset in respect of its deductible temporary differences and past losses incurred as it has not been demonstrated that the Company will be able to generate sufficient future taxable income to utilize this tax asset over a reasonable period of time.

Deferred Tax

	2017	2016
Undepreciated Capital Cost in excess of book value	$606,812	$691,502
Reserves and loss carry-forwards	4,661,627	4,152,511
Biological assets and inventory	(5,180,989)	(1,494,943)
Share issue costs	120,817	97,672
Deferred tax asset not recognized	(208,267)	(3,446,741)
	$-	$-

The expiry of the Company’s non-capital losses are as follows:

2033	$186,270
2034	4,416,211
2035	5,134,335
2036	5,933,035
2037	1,921,193
$17,591,044

31

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

17.	FINANCIAL INSTRUMENTS

Financial Risk Management Objectives and Policies

The Company manages its exposure to a number of different financial risks arising from its operations as well as its use of financial instruments including market risks (foreign currency exchange rate and interest rate), credit risk and liquidity risk through its risk management strategy. The objective of the strategy is to support the delivery of the Company's financial targets while protecting its future financial security and flexibility.

Financial risks are primarily managed and monitored through operating and financing activities. The financial risks are evaluated regularly with due consideration to changes in the key economic indicators and up-to-date market information.

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

Interest Rate Risk

Interest rate risk is the risk that the cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company has no exposure to interest rate risk as all of the Company’s convertible debt was converted into common shares in connection with the Company listing on the Canadian Securities Exchange.

As at December 31, 2017, the Company had $200,000 (December 31, 2016 - Nil) in short-term investments held with a large Canadian financial institution. The GIC was issued on January 4, 2017 and matures on January 4, 2020. The Company redeems amounts as required to fund its ongoing working capital requirements. The GIC is redeemable without penalty on the 15th of each month. There is minimal interest rate risk associated with the instrument.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. As at December 31, 2017, the Company had accounts payable and accrued liabilities and the current portion of promissory note of $6,779,997 (December 31, 2016 - $3,570,965, which included convertible debt due on demand), and cash, short-term investments, HST recoverable and accounts receivable of $20,959,674 (December 31, 2016 - $5,132,152) to meet its current obligations.

The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. During the year ended December 31, 2017, the Company completed two private placements for gross proceeds of $46,188,200.

32

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

17.	FINANCIAL INSTRUMENTS (continued)

In addition to the commitments disclosed in Note 13, the Company is obligated to the following contractual maturities of undiscounted cash flows:

	Carrying			Years 4
As at December 31, 2017	amount	Year 1	Year 2-3	and after
Accounts payable and accrued liabilities	$6,579,997	$6,579,997	$-	$-
Promissory Note	1,000,000	200,000	400,000	400,000
Total	$7,579,997	$6,779,997	$400,000	$400,000

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is not exposed to significant credit risk as the Company’s sales are typically paid at the time of transaction with an immaterial balance to be collected subsequently.

The carrying amount of cash and cash equivalents, short-term and restricted cash and accounts receivable represents the maximum exposure to credit risk. At December 31, 2017, this amounted to $18,423,729 (December 31, 2016 - $5,060,160). Since the inception of the Company, no losses have been suffered in relation to cash at the Bank.

18.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to:

•	Maintain a capital structure that allows it to finance its growth strategy with cash flows from its operations;

•	Preserve its ability to meet its financial obligations by funding the capital needs via private and public sources; and

•	Optimize the use of capital to provide an appropriate return on investment to its shareholders. The Company defines its capital as shareholders’ equity.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the capital management strategy during the year ended December 31, 2017.

33

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

19.	REDEEMABLE SHARES

Cannamed Financial Corp. had an option to send a put notice to the Company requiring the Company to purchase all of the shares in the capital of the Company then owned by Cannamed Financial Corp. The purchase price payable to Cannamed Financial Corp. was the fair market value as of the date Cannamed Financial Corp. issued the put notice. Cannamed Financial Corp could exercise its put option at any time from and after the earlier of: (a) January 31, 2019, (b) a period of ten business days immediately following each anniversary after January 31, 2019 and (c) six months following the sale by the Company of all or substantially all of its assets where the Company has not distributed the proceeds of sale to the shareholders.

	Redeemable Shares
	Number of Shares	Amount
December 31, 2015	8,909,090	$8,793,398
October 2016 preference share exchange (i)	11,365,055	10,220,450
Loss on revaluation of redeemable shares (ii)	-	9,806,882
Settlement of redeemable shares (iii)	(20,265,145)	(28,820,730)
December 31, 2016 and 2017	-	$-

i)	On October 30, 2016, the Company entered into separate agreements with all of the Class A preference shareholders of CannTrust Inc. to issue to them an aggregate of 20,395,372 common shares of the Company, in exchange for the transfer by them to the Company an aggregate number of 7,175,001 Class A preference shares of CannTrust Inc. 11,356,055 of these common shares were issued to Cannamed Financial Corp. and were classified as redeemable shares in accordance with the Unanimous Shareholders’ Agreement.

ii)	Redeemable Shares are measured at fair value, with any resulting gain or loss recognized in profit or loss. The redeemable shares were revalued at each reporting period until settlement.

iii)	On December 23, 2016, 2,000,000 common shares with a fair value of $2,600,000 and a warrant to acquire 1,000,000 common shares at $1.30 per common share for three years with a fair value of $1,061,975, were issued to Cannamed Financial Corp. in consideration for the surrender by Cannamed Financial Corp. of its put rights under the Unanimous Shareholders’ Agreement. Upon settlement, 20,265,145 redeemable shares with a fair value of $28,820,730 were reclassified as common shares and a loss on settlement of $3,661,975 was recognized in the accumulated deficit.

34

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

20.	SUBSEQUENT EVENTS

i)	Cannabis Coffee & Tea Pod Company Ltd. (“CCTP”), the corporation through which the Company participates in a Joint Venture (see Note 15), held certain US License Agreements for the use of its intellectual property rights related to US patents.

As a condition of permitting the Company to trade its Common shares on the TSX, the TSX required of the Company that the two license agreements entered into by CCTP with Lighthouse Strategies LLC and Silver State Wellness LLC in respect of certain geographic areas of the United States of America (collectively, the “US License Agreements”), be assigned to an entity in which the Company does not have an economic interest therein.

Accordingly, on January 22, 2018 the Company and the other party to the Joint Venture, Club Coffee, agreed to amend the Shareholder’s Agreement in which the parties agreed to assign the US License Agreements to a related party of the Joint Venture in which the Company has no economic interest. In exchange CCTP received the option at the Company’s sole decision and after having met certain pre-stipulated conditions, to repurchase the US License Agreements for a nominal amount. These conditions are:

a)	marijuana being legalized federally in the United States of America, and/or

b)	the TSX revising its rules such that it no longer has a prohibition against its listed companies having an interest in US assets which are involved in the marijuana business, and/or

c)	the Common shares of the Company are involuntarily delisted from the TSX, and/or

d)	control of the Company is acquired by another entity, provided that the shares of the Company will be delisted from the TSX upon the change of control.

The transaction constitutes a disposal of the US License and IP whereby the Company is no longer entitled to any future economic benefits from the US Licenses and IP until such time that the option to reassign is exercised.

ii)	In January 2018, 175,000 stock options were exercised by related parties to purchase 175,000 common shares of the Company at $2.00 per share for gross proceeds of $350,000.

iii)	In February 2018, the Company secured $15,000,000 of mortgage financing on the Niagara Greenhouse Facility. On closing $10,000,000 was advanced to the Company with the remaining $5,000,000 to be advanced following the completion of the Greenhouse Phase 2.

iv)	On March 2, 2018 the Company delisted from the Canadian Stock Exchange and commenced trading on the Toronto Stock Exchange effective March 5, 2018.

v)	On March 7, 2018, the Company executed a long-term agreement with Envest Corp. to provide cogeneration derived heat and power at its 430,000 square foot Greenhouse Facility.

35

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

(in Canadian dollars)

20.	SUBSEQUENT EVENTS (continued)

vi)	On March 8, 2018, the Company executed a Joint Venture agreement with a Danish Company (“Stenocare”). The Company received a 25% equity stake in Stenocare together with the right to appoint half of its Board of Directors. Stenocare is one of the first Danish companies to receive its license to grow and produce medical cannabis, as well as to import and sell cannabis products in Denmark.

vii)	Subsequent to the year end 561,406 broker warrants were exercised to purchase 561,406 common shares of the Company at $2 per share for gross proceeds of $1,122,812 and 847,185 broker warrants were exercised to purchase 847,185 common shares of the Company at $1.10 per share for gross proceeds of $931,904.

36